

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2012

Via E-mail
Dan H. Arnold
Chief Financial Officer
LPL Financial Holdings Inc.
75 State Street
Boston, MA 02109

      Re: **LPL Financial Holdings Inc.**
             Form 10-K for the Fiscal Year Ended December 31, 2011
             Filed February 27, 2012
             Form 10-Q for the Quarterly Period Ended September 30, 2012
             Filed October 31, 2012
             File No. 001-34963

Dear Mr. Arnold:

      We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management's Discussion and Analysis, page 33

Results of Operations, page 45

Commissions, page 46

1.   We understand certain recurring commission revenues include fees generated based on the current market value of investment holdings in trail-eligible assets, similar to your advisory fees which are generated based on your advisory assets under management. In an effort to provide greater transparency and more meaningful information to an investor,

please provide in your future filings a table that summarizes the activity within your investment holdings in trail-eligible assets for the periods presented, similar to the rollforward of advisory assets under management at the top of page 47.

Notes to Consolidated Financial Statements, page F-8

Note 2 – Summary of Significant Accounting Policies, page F-9

Revenue Recognition Policies, page F-9

2.   We note your disclosure that commissions include mutual fund and variable annuity trails, which are recognized as earned. Please tell us, and revise your future filings to explain your definition of "as earned." In this regard, your disclosure should clearly differentiate between mutual funds with front-end commissions and those with no front-end commissions or sales fees. Further, expand your disclosure to specifically identify what your "trailing revenues" represent. In your response, provide us with the literature that you rely upon for your accounting treatment (i.e., mutual fund commissions with and without front-end fees, as well as trailing revenues), and address whether you believe you are within the scope of ASC 946-605-25-8 that states certain distributors of mutual funds should recognize fees when received.

3.   We note your revenue recognition policies related to commission and advisory fees; however, it is unclear how you have considered gross versus net revenue reporting (ASC 605-45). Please revise your disclosure in future filings to specify the revenue arrangements that you analyze under ASC 605-45 for gross versus net revenue reporting, and identify which arrangements you report on a net basis and a gross basis. In your disclosure regarding your gross versus net analysis, specifically address how you consider commissions revenue for which a substantial portion is ultimately paid to the advisors, and advisory fees for which a substantial portion is paid to the related advisor. Additionally, provide us with a more detailed analysis of how you considered each of the factors included in ASC 605-45-45-3 through 45-18. Your response should address how the following criteria impact your revenue reporting analysis:

- Whether you or another party are the primary obligor in your commission and advisory revenue arrangements; and
- Whether your commissions and fees are fixed in percentage terms.

Form 10-Q for the Quarterly Period Ended September 30, 2012

Notes to Condensed Consolidated Financial Statements, page 7

Note 5 - Fair Value Measurements, page 11

4.   We note that your contingent consideration related to NPR, Concord, and Veritat are level 3 recurring fair value measurements. Please revise your disclosure in future filings to include quantitative information about the significant unobservable inputs related to this contingent consideration, and disclose a narrative description of the sensitivity of the measurement to changes in unobservable inputs, including interrelationships between the inputs. Refer to ASC 820-10-50-2(bbb) and ASC 820-10-50-2(g).

Management's Discussion and Analysis, page 27

Critical Accounting Policies and Estimates, page 55

5.   We note your disclosure that there were no material changes in those policies you consider to be significant, except for changes made in your revenue recognition and share-based compensation policies. Please tell us, and revise your future filings to disclose, the specific changes that were made within the respective policies, the reporting period in which the changes were made, and quantify the impact within your financial statements as a result of such changes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Staci Shannon at (202) 551-3374 or me at (202) 551-3872 with any questions.

Sincerely,

/s/ Hugh West

Hugh West
Accounting Branch Chief